Exhibit 1

June 16, 2023

Via Registered Mail and Email

Sigurdur Olafsson, President and Chief Executive Officer

Mark Tyndall, Executive Vice President and Chief Legal Officer & Corporate Secretary

c/o Mallinckrodt Pharmaceuticals

College Business & Technology Park

Cruiserath, Blanchardstown

Dublin 15, Ireland

Board of Directors of Mallinckrodt plc

c/o Mallinckrodt plc

College Business & Technology Park

Cruiserath, Blanchardstown

Dublin 15, Ireland

and

c/o George A. Davis

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

United States

george.davis@lw.com

Re:	Mallinckrodt plc, June 15, 2023, SEC Form 8-K and Call for Extraordinary General Meeting

Dear All:

We represent Alta Fundamental Advisers LLC (“Alta”) as investment manager for various related funds. As you know, Alta and its related funds hold 14.80% of the common stock of Mallinckrodt Plc (the “Company”). We are writing in response to the Company’s SEC Form 8-K filed June 15, 2023 (“8-K”). This letter serves as Alta’s requisition of the Company’s Board of Directors “to forthwith proceed duly to convene an extraordinary general meeting” under the Companies Act 2014 as described below.

In the 8-K, the Company disclosed that it “is actively evaluating the Company’s financial situation and considering options” promoted by the Company’s debtholders and other “stakeholders.” The Company also disclosed its decision to default on credit obligations and that it is considering a “near term” bankruptcy filing. While disclosing the election not to satisfy financial obligations and the specter of bankruptcy, the Company reminded us of the $260 million settlement resulting from allegations of payment of illegal kickbacks and Medicare drug rebate underpayments.

June 16, 2023

This 8-K confirms that the Board of Directors is not up to the task of managing the business affairs of the Company. Several out-of-court options exist for improving the Company’s financial condition that the Board of Directors should already have been exploring and continuing to explore through fruition. These include options that the public market has been discussing. The myopic focus on bankruptcy in the 8-K suggests that the Board of Directors is planning to wrongly capitulate to the Company’s debtholders and ultimately pass off its duties and responsibilities with a bankruptcy filing.

The 8-K also raises concerns regarding the historical conduct of members of the Board of Directors and management.    On May 9, 2023, five weeks ago, the Company disclosed that its cash and cash equivalents as of March 31, 2023, had risen to $480 million. The Company expressed how it was “pleased” with its performance and that its “sources of liquidity are adequate to fund …operations for the next twelve months and foreseeable future.” Consistent with its written pronouncements, in the Company’s public conference call, management talked about how the Company’s fundamental business was improving. The 8-K obviously cannot be squared with these very recent positive public statements. The purported overnight deterioration in the Company’s financial situation eviscerates any lingering confidence in management’s candor and compliance with its disclosure obligations, and ability to adapt to and address the circumstances described in the 8-K.

Accordingly, to protect the Company, Alta is exercising its right to compel the Board of Directors to call an extraordinary general meeting under the Companies Act 2014. At this meeting, Alta will introduce a resolution to remove and replace the members of the Board of Directors. Alta believes that it will obtain the support of the majority of the Company’s shareholders in connection with this imperative initiative and fully expects to replace the current Board of Directors at this meeting with individuals who are up to the task.

You are on notice that any actions taken by the current Board of Directors pending the extraordinary general meeting at which the directors will be removed and replaced shall be subject to the highest scrutiny. As you know, the Companies Act 2014 imposes duties on directors (Section 228), the failure to comply with which may lead to criminal (see generally Part 14, Chapter 7) and civil liability, including personal liability for the Company’s debts and liabilities (Section 232). Any action taken in derogation of the directors’ fiduciary duties and any resulting harm to Alta and its fellow stockholders will result in legal action against the offending parties and all those participating in the wrongdoing. The Board of Directors certainly should not take extraordinary action along the lines suggested by the 8-K at this time.

June 16, 2023

We look forward to the Board of Directors’ prompt scheduling of the extraordinary general meeting demanded by Alta herein.

Very truly yours,

/s/ Christopher J. Clark
Christopher J. Clark

Jeremy Carton for Alta Fundamental Advisers LLC

cc Jeffrey D. Rotenberg